Exhibit 99.1

Contact:
Patty Kehe
Dynasil Corporation of America
Phone: 617.668.6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
Fiscal Year 2017 Financial Results

Newton, MA, December 20, 2017 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced earnings attributable to common stockholders of $2.2 million and $0.13 per common share for the fiscal year ended September 30, 2017 and the filing of its Annual Report on Form 10-K.

“For fiscal year 2017, we are reporting a $1.6 million increase in net income, or $0.09 per common share, for 2017 over the prior year,” said CEO Peter Sulick. “As our revenue decreased 14% overall in 2017, our positive bottom line results are largely attributable to a U.S. income tax benefit resulting from the tax deconsolidation of Xcede Technologies, Inc., the Company’s tissue sealant technology development joint venture.”

“The $6.2 million decrease in revenue resulted from a $4.4 million decrease in revenue in our Optics segment which was largely due to a reduction in orders from production adjustments by two of our largest customers. We anticipate both of these customers to increase their orders in fiscal year 2018. Our Contract Research segment had a $1.8 million, or 9%, decrease in revenue largely from the presidential administration transition during the year. Both contracts awards and funding were significantly delayed during this transitional time. However, these delays were resolved during our fourth quarter and we do not anticipate this situation will reoccur in fiscal year 2018.”

“Despite the decrease in revenue, we have several causes to be optimistic in our new fiscal year. The Contract Research revenue backlog increased to $33.2 million at September 30, 2017, up from the September 30, 2016 level of $30 million. Additionally, gross profit as a percent of revenue for the Contract Research segment improved to 41% in fiscal year 2017, compared to 38% in fiscal year 2016 as a result of an increase in the sales of commercial products during fiscal year 2017, which carry a stronger profit margin.”

“Xcede Technologies, Inc. (“Xcede”), our majority-owned subsidiary, continues to make great progress in developing its tissue sealant product, the Xcede Patch, and is on track to begin first-in-human trials in 2018,” added Mr. Sulick. “In November 2016, Cook Biotech Inc. committed to manage the Xcede Patch first-in-human clinical study on behalf of Xcede. Xcede is on a development track to complete first-in-human trials within the next 18 months.”

Dynasil earned net income of $1.9 million in 2017 compared to a net income of $0.3 million in 2016. Net income included net losses of approximately $1.4 million and $2.1 million in 2017 and 2016, respectively, associated with research and start-up costs of Xcede. Because Dynasil has voting control of Xcede via its stock ownership, it is required to be included in our consolidated net income for financial reporting purposes. As of September 30, 2017, Dynasil owned 83% of Xcede’s common stock and approximately 61% of Xcede’s outstanding equity.

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today, December 20, 2017. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Robert Bowdring. Those who wish to listen to the conference call can go to the event page or visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, Massachusetts, with additional operations in Massachusetts, Minnesota, New Jersey, New York and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, our expectations regarding results of operations, the commercialization of our technology, including the Xcede patch and our dual mode detectors, the success of efforts to fund Xcede, results of our pre-clinical and planned clinical trials, regulatory approvals, our development of new technologies including at Dynasil Biomedical, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans,” “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue,” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, Xcede’s ability to produce preclinical data sufficient to enable it to initiate clinical studies of hemostatic patch, clinical results of Xcede’s programs which may not support further development, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2017	September 30, 2016
ASSETS
Current Assets
Cash and cash equivalents	$2,415,000	$2,607,000
Accounts receivable, net	3,407,000	3,502,000
Costs in excess of billings and unbilled receivables	1,317,000	1,208,000
Inventories, net of reserves	4,326,000	3,726,000
Prepaid expenses and other current assets	973,000	1,078,000
Total current assets	12,438,000	12,121,000

Property, Plant and Equipment, net	7,032,000	7,223,000
Other Assets
Intangibles, net	987,000	1,067,000
Deferred tax asset, net	2,642,000	-
Goodwill	5,940,000	5,898,000
Security and other deposits	58,000	60,000
Total other assets	9,627,000	7,025,000

Total Assets	$29,097,000	$26,369,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$2,007,000	$2,477,000
Capital lease obligations, current	91,000	105,000
Convertible notes	-	3,085,000
Accounts payable	2,380,000	1,627,000
Deferred revenue	129,000	238,000
Accrued expenses and other liabilities	2,667,000	2,955,000
Total current liabilities	7,274,000	10,487,000

Long-term Liabilities
Long-term debt, net of current portion	1,045,000	736,000
Capital lease obligations, net of current portion	81,000	173,000
Deferred tax liability	234,000	263,000
Pension and other long-term liabilities	38,000	43,000
Total long-term liabilities	1,398,000	1,215,000

Stockholders' Equity
Dynasil stockholders' equity	18,971,000	14,973,000
Noncontrolling interest	1,454,000	(306,000)
Total stockholders' equity	20,425,000	14,667,000

Total Liabilities and Stockholders' Equity	$29,097,000	$26,369,000

DYNASIL CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	2017	2016
Net revenue	$37,284,000	$43,442,000
Cost of revenue	23,386,000	27,839,000
Gross profit	13,898,000	15,603,000

Operating expenses:
Sales and marketing	1,152,000	1,153,000
Research and development	903,000	998,000
General and administrative	12,365,000	12,777,000
(Gain) loss on sale of assets	60,000	(4,000)

Total operating expenses	14,480,000	14,924,000

Income (loss) from operations	(582,000)	679,000
Interest expense, net	212,000	294,000
Income (loss) before taxes	(794,000)	385,000
Income tax (benefit)	(2,741,000)	51,000
Net income (loss)	1,947,000	334,000

Less: Net loss attributable to noncontrolling interest	(246,000)	(354,000)

Net income (loss) attributable to common stockholders	$2,193,000	$688,000

Net income (loss)	$1,947,000	$334,000
Other comprehensive income (loss):
Foreign currency translation	160,000	(809,000)
Total comprehensive income (loss)	2,107,000	(475,000)
Less: comprehensive income (loss) attributable to noncontrolling interest	(246,000)	(354,000)
Total comprehensive income (loss) attributable to common stockholders	$2,353,000	$(121,000)

Basic net income (loss) per common share	$0.13	$0.04
Diluted net income (loss) per common share	$0.13	$0.04

Weighted average shares outstanding
Basic	16,909,412	16,657,563
Diluted	16,911,504	16,693,501